U. S. Securities and Exchange Commission


Washington, D.C. 20549


Form 10-SB
GENERAL FORM FOR REGISTRATION OF
SECURITIES OF
SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities
Exchange Act of 1934

PATHWAY CORP.
(Name of Small Business Issuer in its charter)

DELAWARE                             52-2177760
(State or other jurisdiction of    (I.R.S. Employer
incorporation or organization)   Identification No.)

1220 North Market Street, Suite 606,
 Wilmington, Delaware         19801
 (Address of Principal Office)  Zip Code

Issuer's telephone number:    (718) 997-7838

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered - N/A
Name of each exchange on which each class is to be registered - N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock
(Title of class)












PART I

Item 1.  DESCRIPTION OF BUSINESS

General

          The Company was incorporated under the laws of the State of Delaware on January 16, 1998, and is in the early developmental and promotional stages. To date the Company's only activities have been organizational ones, directed at developing its business plan and raising its initial capital. The Company has not commenced any commercial operations. The Company has no full-time employees and owns no real estate.

          The Company has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934. The Company is a "blind pool" or "blank check" company, whose business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

          At the present time the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition. One of the Company's directors has previously been involved in several transactions involving mergers between an established company and a blind pool or blank check entity., and he has numerous contacts within the field of corporate finance (See
Item 5 "Directors, Executive Officers, Promoters and Control Persons - Other Blind Pool Activities"). As a result, he may have had preliminary contacts with representatives of numerous companies concerning the general possibility of a merger or acquisition with a blind pool or blank check company. However, none of these preliminary contacts or discussions involved the possibility of a merger or acquisition transaction with the Company.

          Prior to the effective date of this registration statement, it is anticipated that the Company's officers and directors named herein will contact broker/dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have a general interest in considering a merger or acquisition with a blind pool or blank check entity. No direct discussions regarding the possibility of a merger with the Company are expected to occur until after the effective date of this registration statement. However, no assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

          The Company's search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on NASDAQ or on an exchange such as the American Stock Exchange. (See "Investigation and Selection of Business Opportunities"). The Company anticipates that the business opportunities presented to it will (i) either be in the process of formation or, be recently organized with limited operating history, or a history of losses attributable to under-capitalization or other factors;
(ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or (v) have a combination of the characteristics mentioned in
(i) through (iv). The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued or that it believes may realize a substantial benefit from being publicly owned. Given the above factors, investors should expect that any acquisition candidate may have little or no operating history, or a history of losses or low profitability.

          The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

          As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by the Company or be purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates. If stock is purchased from the current shareholders, the transaction is very likely to be a private transaction rather than a public distribution of securities, but is also likely to result in substantial gains to the current shareholders relative to their purchase price for such stock. In the Company's judgment, none of its officers and directors would thereby become an "underwriter" within the meaning of the Section 2(11) of the Securities Act of 1933, as amended as long as the transaction is a private transaction rather than a public distribution of securities. The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares.

          Depending upon the nature of the transaction, the current officers and directors of the Company may resign their management positions with the Company in connection with a change in control of the Company or its acquisition of a business opportunity (See "Form of Acquisition," below, and "Risk Factors,M - Lack of Continuity in Management"). In the event of such a resignation, the Company's current management would not have any control over the conduct of the Company's business following the change in control or the Company's combination with a business opportunity.

          It is anticipated that business opportunities will come to the Company's attention from various sources, including its officers and directors, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

          The Company does not foresee that it would enter into a merger or acquisition transaction with any business with which its officers or directors are currently affiliated. Should the Company determine in the future, contrary to the foregoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company would enter into such a transaction if:

          (1) The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

          (2) The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically authorized, approved or ratified in good faith by vote of the stockholders; or

          (3) The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

Investigation and Selection of Business Opportunities

          To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the business opportunity will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, the Company will incur further risks, because management in many instances will not have proven its abilities or effectiveness, the eventual market for the products or services of the business opportunity will likely not be established, and the business opportunity may not be profitable when acquired.

          It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

          It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders' advice and consent or because state law so requires.

          The analysis of business opportunities will be undertaken by or under the supervision of the Company's officers and directors, none of whom are professional business analysts (See "Management"). Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. Otherwise, the Company anticipates that it will consider, among other things, the following factors:

(1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

(2)  The extent to which the business opportunity can be advanced;

(3) Strength and diversity of existing management, or management prospects that are scheduled for recruitment;
	(4) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

(5) Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources.

                  (6) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 adopted by the Securities and Exchange Commission (See "Risk Factors, C. - Regulation of Penny Stocks").

	(7) The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

          (8) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

                (9) The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and



          In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards for initial listing include, among other requirements, that the Company (i) have net tangible assets of at least $4,000,000, or a market capitalization of $50,000,000, or net income of not less than $750,000 in its latest fiscal year or in two of the last three fiscal years; (ii) have a public float (i.e. shares that are not held by any officer, director or 10% shareholder) of at least 1,000,000 shares; (iii) have a minimum bid price of at least $4.00; (iv) have at least 300 round lot shareholders (i.e. shareholders who own not less than 100 shares); and (v) have an operating history of at least one year or a market capitalization of at least $50,000,000. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

          No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

          The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

          Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

          As part of the Company's investigation, the Company's officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

          It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on an exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors - Regulation of Penny Stocks."

          Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long- term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

Form of Acquisition

          It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a merger or reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

          It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (e.g. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal shareholders. (See Item 1., "Description of Business - General").

          It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

          The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

          As a general matter, the Company anticipates that it will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

          It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs that may be incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

Investment Company Act and Other Regulation

          The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

          The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

          Any securities which the Company might acquire in exchange for its Common Stock will be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available.
Section 4(1) of the Act, which exempts sales of securities not involving a public distribution by persons other than the issuer, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.

          An acquisition made by the Company may be in an industry which is regulated or licensed by federal, state or local authorities.
Compliance with such regulations can be expected to be a time-consuming and expensive process.

Competition

          The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than the Company and will therefore be in a better position than the Company to obtain access to attractive business opportunities. The Company also will experience competition from other public blind pool companies, many of which may have more funds available than does the Company.

Administrative Offices

          The Company currently maintains a mailing address at 98-01 67th Avenue, Rego Park, NY 11374, which is the office address of its President. The Company's telephone number is 718-997-7838. The Company pays no rent or other fees for the use of this mailing address. Other than this mailing address and its principal office located at 1220 North Market Street, Suite 606, Wilmington, Delaware 19801, the Company does not currently maintain any other office facilities, and does not anticipate the need for additional office facilities at any time in the foreseeable future. However, the need for additional office facilities may be necessary once the Company acquires a business.

Employees

          The Company is in the development stage and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

Risk Factors

	A.	Conflicts of Interest.  Certain conflicts of interest may
exist
between the Company and its officers and directors. They have other business interests to which they currently devote attention, and are expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through their exercise of judgment in a manner which is consistent with their fiduciary duties to the Company. ( See Item 5 for management.)

           The Company's officers and directors may form additional blind pool or blank check companies in the future. Any additional blind pool or blank check companies formed in the future may be in direct competition with the Company for available business opportunities (See
Item 5 - "Directors, Executive Officers, Promoters and Control
Persons").

          It is anticipated that the Company's principal shareholder may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's principal shareholders may consider their own personal pecuniary benefit rather than the best interests of other Company shareholders, and the other Company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction.

	B.	Possible Need for Additional Financing.  The Company
has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital.
The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

	C.	Regulation of Penny Stocks.  The Company's securities,
when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefor.

          In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-
7 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of the Company's shareholders to sell their shares in any public market which might develop.

          Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
(ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

	  D.	     No Operating History.  The Company was formed in January
of 1998
for the purpose of registering its common stock under the 1934 Act and acquiring a business opportunity. The Company has no operating history, revenues from operations, or assets other than cash from private sales of stock. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

	E.	No Assurance of Success or Profitability.  There is no
assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's outstanding shares will be increased thereby.

	F.	Possible Business - Not Identified and Highly Risky.  The
Company has not identified and has no commitments to enter into or acquire a specific business opportunity. As a result, it is only able to make general disclosures concerning the risks and hazards of acquiring a business opportunity, rather than providing disclosure with respect to specific risks and hazards relating to a particular business opportunity. As a general matter, prospective investors can expect any potential business opportunity to be quite risky. See Item 1, "Description of Business."

	G.	Type of Business Acquired.  The type of business to be
acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

	H.	Impracticability of Exhaustive Investigation.  The
Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

	I.	Lack of Diversification.  Because of the limited financial
resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

	J.	Possible Reliance upon Unaudited Financial Statements.
The Company generally will require audited financial statements from any business that it proposes to acquire. No assurance can be given, however, that audited financial statements will be available to the Company. In cases where audited financial statements are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide, increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

          Moreover, the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus will be required to furnish certain information, including audited financial statements, for any existing business it may acquire. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action are likely to have material, adverse consequences for the Company and its business. The imposition of administrative sanctions would subject the Company to further adverse consequences.

          In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, the automated quotation system sponsored by the National Association of Securities Dealers, Inc., or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.



	K.	Other Regulation.  An acquisition made by the Company
may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

	L.	Dependence upon Management; Limited Participation of
Management. The Company will be heavily dependent upon the skills, talents, and abilities of its officers and directors to implement its business plan, and may, from time to time, find that the inability of such persons to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business
plan.   Furthermore, the Company will be entirely dependent upon the experience of its officers and directors in seeking, investigating, and acquiring a business and in making decisions regarding the Company's operations (See Item 5. for management.). Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

	M.	Lack of Continuity in Management.  The Company does
not have an employment agreement with any of its officers or directors, and as a result, there is no assurance that they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

	   N.	      Indemnification of Officers and Directors.  The
Company's By-Laws provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

	O.	Director's Liability Limited.  The Company's Articles of
Incorporation, filed as Exhibit 2.1, exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

	P.	Dependence upon Outside Advisors.  To supplement the
business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's officers without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the officers of the Company consider it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if those affiliates are able to provide the required services.

	Q.	Leveraged Transactions.  There is a possibility that any
acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

	   R.	     Competition.  The search for potentially profitable
business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

	   S.	     No Foreseeable Dividends.  The Company has not paid
dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

	T.	Loss of Control by Present Management and Stockholders.
The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but unissued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, in conjunction with such a transaction, the Company's current officers, directors and principal shareholders could sell their controlling block of stock at a premium price to the acquired company's stockholders.

	U.	No Public Market Exists.  There is no public market for
the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

	V.	Rule 144 Sales.  All of the outstanding shares of Common
Stock held by present stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended.
As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a non-affiliate after the restricted securities have been held by the owner for a period of at least two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop. Of the total 10,635,000 shares of common stock held by present stockholders of the Company, 10,200,000 shares will become available for resale under Rule 144 ninety
(90) days after the Company registers its common stock under Section 12(g) of the Securities and Exchange Commission, and the remaining 435,000 shares will become available for resale starting in November, 2000.

               W. Blue Sky Considerations. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not allow the trading or resale of "blind-pool" or "blank-check" securities under any circumstances. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

Item 2.  Management's Discussion and Analysis or Plan of Operations.

Liquidity and Capital Resources

          The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity other than the receipt of proceeds in the amount of $ 2,903.00 from its inside capitalization funds. Consequently, the Company's balance sheet for the period of January 16, 1998 (inception) through November 3, 1999 reflects a current asset value of $2,653.00 and a total asset value of $ 2,653.00 which is all in the form of cash.

          The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which the Company may eventually acquire.

Results of Operations

          During the period from January 16, 1998 (inception) through November 3, 1999, the Company has engaged in no significant operations other than organizational activities, acquisition of capital and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended. No revenues were received by the Company during this period.

          For the current fiscal year, the Company anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than limited interest income. The Company may also continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Need for Additional Financing

          The Company believes that its existing capital will be sufficient to meet the Company's cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934, as amended, for a period of approximately one year. Accordingly, in the event the Company is able to complete a business combination during this period, it anticipates that its existing capital will be sufficient to allow it to accomplish the goal of completing a business combination. There is no assurance, however, that the available funds will ultimately prove to be adequate to allow it to complete a business combination, and once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

          No commitments to provide additional funds have been made by management or other stockholders, and the Company has no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of a merger or acquisition candidate. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses. In the event the Company does elect to raise additional capital prior to location of a merger or acquisition candidate, it expects to do so through the private placement of restricted securities rather than through a public offering. The Company does not currently contemplate making a Regulation S offering.

          Regardless of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuing stock in lieu of cash. For information as to the Company's policy in regard to payment for consulting services, see Item 7. "Certain Relationships and Related Transactions."

Item 3.  Description of Property.

          The Company currently maintains a mailing address at 98-01 67th Avenue, Rego Park, NY 11374, which is the address of its President. The Company pays no rent for the use of this mailing address. The Company's telephone number is 718-997-7838. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. However, the need for additional office facilities may be necessary once the Company acquires a business.


Item 4.  Security Ownership of Certain Beneficial Owners and Management.

          The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

Name and Address of 	   Number of Shares       % of Class
Beneficial Owner        Beneficially Owned
Robert Scher                 200,000                1.9
900 West 190th Street
New York, NY 10040

Carol Kaplan              10,000,000               94.0
98-01 67th Avenue
Rego Park, NY 11374

All directors and executive
officers (2)						   95.9
Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The directors and executive officers currently serving the Company are as follows:

Name                         Age       Positions Held and Tenure

Robert Scher                 57        Chairman of the Board of
                                       Directors since August 1, 1999

Carol Kaplan                 56        President, Secretary, Treasurer
						   		& Director since January 16,
1998

          The directors named above will serve until the first annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting.
Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

       The directors and officers will devote their time to the Company's affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more than likely will fall within the range of five to ten hours per month. There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.

Biographical Information



     Robert Scher has been Chairman of the Board of Directors of the Company since August 1, 1999. Additionally, he has been Chairman of the Board and President of U.S.A Growth Inc, a publicly traded company, from July 1995 until July, 1999.
He has also been the President of Growth Net Inc. since May
10, 1999.   Mr. Scher has a B.A. in accounting from the City
University of New York, Baruch College . He has been an accountant with the Health and Hospital Corporation since
1971 - 1999. He is currently a self-employed tax consultant and a private investor. He is the brother of Carol Kaplan.



     Carol Kaplan has been a Director as well as President and Secretary/Treasurer of the Company since its inception.
She is currently a self-employed consultant in computers and financial analysis. Ms. Kaplan received a BA in mathematics and computer science and a MS degree in education. Ms
Kaplan is also a recipient of a National Science Foundation grant in computer science. She is the sister of Robert
Scher.

Indemnification of Officers and Directors

          As permitted by the General Corporation Law of the State of Delaware, the Company's By-Laws provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

          Pursuant to the General Corporation Law of the State of Delaware, the Company's Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty to the corporation or its stockholders; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; liability for unlawful payments of dividends or unlawful stock purchase or redemption by the corporation; or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

Other Blind Pool Activities

          The Company's Chairman of the Board of Directors has been formerly affiliated with World Television, Inc., Hunter Industrial Facilities, Inc., and U.S.A. Growth Inc., which were blind pool or blank check companies. He no longer has any involvement with these entities.



Conflicts of Interest

          None of the officers of the Company will devote more than a portion of his time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of the officers' other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

          The Company's officers and directors may form additional blind pool or blank check companies in the future. Although these other companies may, in effect, be in direct competition with the Company for acquisition of available business opportunities, the potential that such competition will create a conflict of interest for the officers and directors of the Company is minimized by the fact that. it is the stated policy of the persons who are officers and directors of the Company and of other blind pool or blank check companies, to present the opportunity to the available blind pool or blank check company that has had its securities registered pursuant to Section 12(g) of the 1934 Act for the longest period of time. In the event that none of the pools is more mature than the others, the officers and directors will arbitrarily assign the particular business opportunity to one of the pool companies. Potential investors should expect that, because of the policy that will be employed by the Company's officers and directors as set forth above, whereby more "mature" pool companies will have business opportunities presented to them first, the Company and its shareholders may have to wait a significant amount of time before an appropriate business opportunity for the Company is identified.

          The officers, directors and principal shareholders of the Company may actively negotiate for the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. Carol Kaplan acquired 10,000,000 shares of the common stock of the Company, at a price of $.000025 per share (as adjusted for a 40:1 stock split on November 2, 1999), as consideration for consulting services performed on behalf of the Company which services were valued at $250.00. Robert Scher acquired 200,000 shares of the common stock of the Company, at a price of $.001 per share (as adjusted for a 40:1 stock split on November 2,1999), for a total cash price of $200.00. It is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by the Company's officers, directors and principal shareholders made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to members of Company management to acquire their shares creates a conflict of interest for them and may compromise their state law fiduciary duties to the Company's other shareholders. In making any such sale, members of Company management may consider their own personal pecuniary benefit rather than the best interests of the Company and the Company's other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buy-out transaction involving shares held by members of Company management.

Item 6.  Executive Compensation.

          The Company does not currently pay any salary or fees to its officers or directors but the Board of Directors may elect to do so in the future.

          The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

          The Company may employ a spouse of an officer or director, or an employee of a company owned by an officer or director, to perform administrative or secretarial services required by the Company. Such individuals would be paid standard, "going rate" hourly compensation for services rendered.
      .
Item 7.  Certain Relationships and Related Transactions.

          The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock rather than in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether, or in what amount, such a stock issuance might be made.

          It is not currently anticipated that any salary, consulting fee or finder's fee shall be paid to any of the Company's officers or directors, or to any other affiliate of the Company except as described under "Executive Compensation" above.

          The Company's principal office is that of its Registered Agent in Delaware, located at 1220 North Market , Suite 606, Wilmington, Delaware 19801. The Company , also, maintains a mailing address at the residence of its President, for which it pays no rent, and for which it does not anticipate paying rent in the future. It is likely that the Company will not establish additional office facilities until it has completed a business acquisition transaction, but it is not possible to predict what arrangements will actually be made with respect to future office facilities.

          Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8.  Description of Securities.

Common Stock

          The Company's Articles of Incorporation, as amended, authorize the issuance of 100,000,000 shares of Common Stock. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

          Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Transfer Agent

          As of the date hereof, the Company is serving as its own
Transfer Agent.

Reports to Stockholders

          The Company plans to furnish its stockholders with an annual report for each fiscal year ending December 31 containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.














PART II

Item 1. Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters

          No public trading market exists for the Company's securities and all of its outstanding securities are restricted securities as defined in Rule 144. There were twenty (20) holders of record of the Company's common stock on November 3, 1999. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2.  Legal Proceedings

          The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

          No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

Item 3.  Changes in and Disagreements with Accountants.

          Not applicable.

Item 4.  Recent Sales of Unregistered Securities.

          Since January 16, 1998 (the date of the Company's formation), the Company has sold 10,635,000 shares of its Common Stock to 20 persons including Carol Kaplan, its President (10,000,000 shares on January 17,
1999), and Robert Scher, its Chairman (200,000 shares on August 1,
1999). Each of the sales was made either for cash and/or for services. Sales for which the consideration was services were made in reliance upon the exemption from registration provided by Rule 701 adopted pursuant to Section 3(b) of the Securities Act of 1933. Sales for which the consideration was cash were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933. Based upon the Consultation and Subscription Agreement executed by the persons who acquired shares for services, and the Subscription Agreement and Investment Representations executed by persons who acquired shares for cash, and based upon the pre-existing relationship between the cash subscribers and the Company's officers and directors, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

Item 5.  Indemnification of Directors and Officers

          The By-Laws of the Company, filed as Exhibit 2.2, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.




































FINANCIAL STATEMENTS AND EXHIBITS

          (a) Financial statements as and for the period November 3, 1999. See following pages.

PATHWAY CORP.
(A Development Stage Company)

Report of Independent Certified Public Accountant
Balance Sheet
Statement of Loss and Accumulated Deficit
Statement of Cash Flows
Statement of Stockholders' Equity
Notes to Audited Financial Statements













ROGER S. GRAFF
CERTIFIED PUBLIC ACCOUNTANT
27 CONCORD ROAD
PORT WASHINGTON, NY 11050




REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

The Board of Directors and Stockholders of
Pathway Corp.

I have audited the accompanying balance sheet of Pathway Corp. (a development stage company) as of November 3, 1999, and the related statements of loss and accumulated deficit, stockholders' equity, and cash flows for the initial period ended November 3, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pathway Corp. as of November 3, 1999, and the results of its operations and cash flows for the period then ended, in conformity with generally accepted accounting principles.


Roger S. Graff, CPA  (NY)
Port Washington, NY
November 8, 1999
















Pathway Corp.
(A Development Stage Company)
BALANCE SHEET
November 3, 1999
(Audited)

ASSETS
CURRENT ASSETS
 Cash and cash equivalents                         $ 2,653
 Total current assets                                2,653
TOTAL ASSETS                                       $ 2,653


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable							300
 Total current liabilities                         $   300
TOTAL LIABILITIES                                  $   300

STOCKHOLDERS EQUITY
 Common stock,$.00001 par value,
 100,000,000 shares authorized,
 10,635,000 shares issued and
 outstanding at November 3, 1999          			 106
 Additional paid-in capital                           2,797

 Deficit accumulated
 during the development stage                          (550)

 Total stockholders' equity                         $ 2,353

TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY                                              $ 2,653











The accompanying notes are an integral part of this statement






PATHWAY CORP.
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF LOSS AND ACCUMULATED DEFICIT





Cumulative
January 16, 1998
(Date of Inception)	 Year		Jan. 1, 1999
     to			Ended
to.
November 3, 1999            Dec. 31, 1998
Nov. 3, 1999


REVENUE				$  -0-		$	-0-		$      -0-

EXPENSES:
   consulting  expenses			550		 $	250
300


INCOME (LOSS)			(550)		              	(250)
(300)

INCOME TAXES:
   Federal				     0
   State					     0

					     0

NET INCOME (LOSS)			(550)			(250)		       (
300)

NET INCOME (LOSS) PER SHARE
  OF COMMON STOCK			     NIL			  NIL
NIL

WEIGHTED AVERAGE NUMBER OF
  SHARES OF COMMON STOCK
  OUTSTANDING DURING  THE
  PERIOD  	              	     Note	(2)			10,000,000
	10,060,000





The accompanying notes are an integral part of this statement






		PATHWAY CORP.
	(A Development Stage Company)
	Statements of Cash Flows
		the Period From Inception (January  16, 1998) to November 3,
1999


Cumulative
January 16, 1998
(Date of Inception)
Year	     Jan. 1, 1999
     		to		             Ended
to.
November 3, 1999            Dec.
31, 1998	     Nov. 3, 1999


Cash Flows From Operating Activities:
  Net (loss)                         	      $     (550)  $    (250)  $
(300)
Adjustments to reconcile net (loss)
 to net cash provided by (used in)
 operating activities:
Issuance of common stock for services      	       250           250
	-
Accounts payable						300				300
                                     		 ----------   ----------   --
--------
Net cash provided by (used in)
  operations                               		 -            -
-
                                      		 ----------   ----------   --
--------
Cash flows from investing activities:
Net cash provided by (used in)
  investing activities                     		 -            -
-
                                      		 -----------   ----------   -
---------
Cash flows from financing activities:
Issuance of common stock			   	      2653		 -
2653
						        -----------	  ----------	--
-------
Net cash provided by (used in)
  financing activities                               2653	        -
2653
                                                ----------   ----------
----------
Net increase (decrease) in cash and
  cash equivalents                                   2653          -
2653
                                                ----------   ----------
----------
Beginning cash and cash equivalents                   -            -
-
                                                ----------   ----------
----------
Ending cash and cash equivalents                $    2653   $     -
$    2653
                                                ==========   ==========
==========



Supplemental disclosure of cash flow information:

 Cash paid for: Income taxes        		  $     -      $     -      $
-
                Interest             		  $     -      $     -      $
-

Supplemental schedule of non-cash investing and financing  activities:

 Common shares issued for organization
  costs                                         $     -   	   $  -
	$     -


The accompanying  notes are an integral part of this statement.

		Pathway Corp.
	(A Development Stage Company)
	Statement of Changes in Stockholders' Equity
	For the Period From (Inception) January  16, 1998, through
                            November 3, 1999
                                                    Deficit Accumulated
                                                         During the
                                Common Stock         Development Stage
Total
                              ----------------      -------------------
-----
                              Shares    Amount
                              ------    ------

Shares issued for
 services at $.001
 per share during
 January, 1998                250,000      $ 250
$ 250
Net (loss) for the period        -          -               (250)
(250)
                            ---------   --------       ---------     ---
------
Balance December 31, 1998     250,000        250            (250
-

Shares issued for
 services during
 August, 1999                   5,000	   200
200

 40:1 stock split:
 common stock,p.v $.001       (255,000)      -
 common stock,p.v $.00001   10,200,000 	   -

shares issued
during November, 1999		  190,000	      3				    3
shares issued
during November, 1999
at $.01 per share to
investors	           245,000     2,450
2,450
Net (loss) for the
period 1/1/99-11/3/99          -               -	   (300)		 (300)
                            ---------   --------       ---------     ---
------
Balance November 3, 1999    10,635,000   $  2,903      $  (550)    $
2,353
                            =========   ========       =========
=========




The accompanying notes are an integral part of this statements.









Pathway Corp.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
November 3, 1999

1.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development stage company

Pathway Corp. (a development stage company) (the "Company") was incorporated under the laws of the State of Delaware on January 16, 1998. The current registered office of the Company is 1220 North Market Street, Suite 606, Wilmington, Delaware 19801. The current principal office of the corporation is 1220 North Market Street, Suite 606, Wilmington, Delaware 19801.

The Company is a new enterprise in the development stage as defined by Statement No. 7 of the Financial Accounting Standards Board and has not engaged in any business other than organizational efforts. It has no full- time employees and owns no real property. The Company intends to operate as a capital market access corporation by registering with the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934. After this, the Company intends to seek to acquire one or more existing businesses which have existing management, through merger or acquisition. Management of the Company will have virtually unlimited discretion in determining the business activities in which the Company might engage.

Accounting Method
The Company records income and expenses on the accrual method.

Fiscal year
The fiscal year end of Company is the calendar year ending December 31.

Loss per share
Loss per share was computed using the weighted average number of shares outstanding during the period.

Statement of cash flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three month or less to be cash equivalents.

Use of estimates
The preparation of the Company's financial statements in conformity with generally accepted accounting principals requires the Company's management to make estimates and assumptions that effect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Stock Basis
Shares of common stock issued for other than cash have been assigned amounts equivalent to the fair value of the service or assets received in exchange.






2.  STOCKHOLDERS' EQUITY

Pursuant to a consulting services and subscription agreement dated January 17, 1998, Carol Kaplan was issued 250,000 shares of the common stock at par value .001 of the Company for a value of $250.00
in services.   On November 2, 1999 there was a 40:1 stock split and the
250,000 shares were exchanged for 10,000,000 shares at par value of .00001 of the common stock of the Company.

As of November 3, 1999, Robert Scher was issued 200,000 shares of the common stock of the Company. These shares were issued for the total cash price of $200.00.

3.        RELATED PARTY TRANSACTIONS

The Company's two directors and officers are also shareholders. Robert Scher controls 200,000 shares of the common stock of the Company (approximately 1.9% of the outstanding shares). Carol Kaplan is a principal shareholder and controls 10,000,000 shares of the common stock of the Company (approximately 94% of outstanding shares). Robert Scher's shares were issued for the cash price of $200. Carol Kaplan's shares were issued for services which have been valued at $250. A mailing address is being provided to the Company by Carol Kaplan at no charge.

4.        INCOME TAXES

The Company has Federal net operating loss carry forwards of
approximately $550 expiring in the year 2013 through 2015.    The tax
benefit of these net operating losses, which totals approximately $ 83 has been offset by a full allowance for realization. This carry forward may be limited upon the consummation of a business combination under IRC Section 381.

























PART III


Item  1.                     INDEX TO EXHIBITS
                                The Exhibits listed below are filed as
part of this Registration Statement.
Exhibit No.         Document

2.1                 Articles of Incorporation
2.2                 By-Laws
3.3                 Specimen Stock Certificate
10.1                Consultation And Subscription Agreement
                    for Carol Kaplan
10.2                Consultation and Subscription Agreement
                    for Robert Scher
27                  Financial Data Schedule

Item 2.        DESCRIPTION OF EXHIBITS

Exhibit No.
2.1                 Articles of Incorporation
2.2                 By-Laws
3.3                 Specimen Stock Certificate
10.1         			    Consultation and Subscription Agreement
                    for Carol Kaplan
10.2                Consultation and Subscription Agreement
                    for Robert Scher
27                  Financial Data Schedule






























SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PATHWAY CORP.


By:  /s/ Carol Kaplan
         President

Date:  November 9, 1999
















	 U. S. Securities and Exchange Commission

	Washington, D.C. 20549


	Form 10-SB

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF
SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


Pathway Corp.
	(Name of Small Business Issuer in its charter)


	Delaware                                  52-2177760
State or other jurisdiction of                    (I.R.S. Employer
incorporation or organization)                   Identification No.)

1220 North Market Street
Suite 606
Wilmington, Delaware                      19801
(Address of Principal Office)          Zip Code

Issuer's telephone number:    (718) 997- 7838

EXHIBIT INDEX

Exhibit
No.                        Document
2.1                 Articles of Incorporation
2.2                 By-laws
3.3                 Specimen Stock Certificate
10.1           			  Consultation and Subscription
                    Agreement for Carol Kaplan
10.2                Consultation and Subscription
                    Agreement for Robert Scher
27	                 Financial Data Schedule



Exhibit  No. 2.1

CERTIFICATE OF INCORORATION
OF
PATHWAY CORP.

FIRST:  The name of this corporation is Pathway Corp.

SECOND: Its registered office in the State of Delaware is to be located at 1313 N. Market Street. Wilmington, DE 19801-1151,
County of New castle. The registered agent in charge thereof is The Company Corporation. Address "same as above".

THIRD: The nature of the business and, the objects and purposes proposed to be transacted, promoted and carried on, are to do any or all the things herein mentioned as fully and to the same extent as natural persons might or could do, and in any part of the world, viz:
	The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The amount of the total authorized capital stock of this corporation is divided into 20,000,000 shares of stock at .001 par value.

FIFTH: The name and mailing address of the incorporator is as follows: Regina Cephas, 1313 N. Market St., Wilmington, DE 19801

SIXTH: the directors shall have power to make and to alter or amend the By-laws; to fix the amount to be reserved as working capital and to authorize and cause to be executed mortgages and liens without limit as to the amount, upon the property and franchise of the Corporation.
	With the consent in writing, and pursuant to a vote of the holders of a majority of the capital stock issued and outstanding, the Directors shall have the authority to dispose, in any manner, of the whole property of this corporation.
	The By-Laws shall determine whether and to what extent the accounts and books of this corporation, or any of them shall be open to the inspection of the stockholder: and no stockholder shall have any right of inspecting any account, or book or document of this Corporation, except as conferred by the law of the By-Laws, or by resolution of the stockholders.
	The stockholders and directors shall have power to hold their meetings and keep the books, documents and papers of the Corporation outside of the State of Delaware, at such places as may be from time to time designated by the By-Laws or by resolution of the stockholders or directors, except as otherwise required by the laws of Delaware.

SEVENTH: Directors of the corporation shall not be liable to either the corporation or its stockholders for monetary damages for a breach of fiduciary duties unless the breach involves: (1) a director's duty of loyalty to the corporation or its stockholders: (2)acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
(3)liability for unlawful payments of dividends or unlawful stock purchase or redemption by the corporation; (4) a transaction from which the director derived an improper personal benefit.

I, THE UNDERSIGNED, for the purpose of forming a Corporation under the laws of the State of Delaware, do make, file and record this Certificate and do certify that the facts herein are true:
and I have accordingly hereunto set may hand.

DATED:  January 16, 1998		/S/	Regina Cephas



	Certificate of Amendment
	of
	Certificate of Incorporation

Pathway Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Pathway Corp., the following resolution was duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered
"FOURTH" so that, as amended, said Article shall be and read as follows:

The total number of shares of stock which the corporation shall have authority to issue is one hundred million (100,000,000).
All such shares are to be with a par value of $0.00001 and are to be of one class.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the Stockholders of said corporation was duly called and held, upon notice in accordance with Section 242 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS THEREOF, said Pathway Corp., has caused this certificate to be signed by the President, Carol Kaplan, this 2nd day of November, 1999.

By:	          /s/  Carol Kaplan
                    President















BY-LAWS

ARTICLE I - OFFICES

	Section 1. The registered office of the corporation shall be at the office of the registered agent in Delaware:
				1313 North Market St.
				Wilmington, DE 19801-1151

	The registered agent in charge thereof shall be The Company
Corporation.

	Section 2. The corporation may also have offices at such other places as the
Board of Directors may from time to time appoint or the business of the corporation may require.

ARTICLE II - SEAL

Section 1. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware".

ARTICLE III - STOCKHOLDERS' MEETINGS

	Section 1. Meetings of stockholders shall be held at the registered office of the corporation in this state or at such place, either within or without this state, as may be selected from time to time by the Board of Directors.

	Section 2.   Annual Meetings:   The annual meeting of the
stockholders shall be
held on the 20 of January in each year if not a legal holiday, and if a legal holiday, then on the next secular day following at 10:00 AM o'clock .M., when they shall elect a Board of
Directors and transact such other business as may properly be brought before the meeting.
If the annual meeting for election of directors is not held on the date designated therefor, the directors shall cause the meeting to be held as soon thereafter as convenient.

	Section 3.   Election of Directors:   Elections of the
directors of the corporation be
by written ballot.

	Section 4.   Special Meetings:   Special meetings of the
stockholders may be
called at any time by the President, or the Board of Directors, or stockholders entitled to cast at least one-fifth of the votes which all stockholders are entitled to cast at the particular meeting. At any time, upon written request of any person or persons who have duly called a special meeting, it shall be the duty of the Secretary to fix the date of the meeting, to be held not more than sixty days after receipt of the request, and to give due notice thereof. If the Secretary shall neglect or refuse to fix the date of the meeting and give notice thereof, the person or persons calling the meeting may do so.
	Business transacted at all special meetings shall be confined to the objects stated in the call and matters germane thereto, unless all stockholders entitled to vote are present and consent.
	Written notice of a special meeting of stockholders stating the time and place and object thereof, shall be given to each stockholder entitled to vote thereat at least 10 days before such meeting, unless a greater period of notice is required by statute in a particular case.

	Section 5.   Quorum:   A majority of the outstanding shares
of the corporation
entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders.  If less than a majority of the outstanding shares entitled to vote is
represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice.  At such adjourned meeting at which a quorum
shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.  The
stockholders present at a duly
organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a
quorum.
	Section 6.   Proxies:   Each stockholder entitled to vote at
a meeting of
stockholders or to express consent or dissent to corporate action in writing without a
meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy
provides for a longer period.
	A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. All proxies shall be filed with the Secretary of the meeting before being voted upon.
Section 7.   Notice of Meetings:   Whenever stockholders are
required or permitted to
take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.
	Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

	Section 8.   Consent in Lieu of Meetings:   Any action
required to be taken at any
annual or special meeting of stockholders or a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

	Section 9.   List of Stockholders:   The officer who has
charge of the stock ledger
of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. No share of stock upon which any installment is due and unpaid shall be voted at any meeting. The list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held.
The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

ARTICLE IV - DIRECTORS

	Section 1. The business and affairs of this corporation shall be managed by its
Board of Directors, 2 in number. The directors need not be residents of this state or stockholders in the corporation. They shall be elected by the stockholders at the annual meeting of stockholders of the corporation, and each director shall be elected for the term of one year, and until his successor shall be elected and shall qualify or until his earlier resignation or removal.

	Section 2.   Regular Meetings:   Regular meetings of the
Board shall be held
without notice Quarterly at 9:30 AM .M. at the registered office of the corporation, or at such other time and place as shall be determined by the Board.

	Section 3.   Special Meetings:   Special Meetings of the
Board may be called by
the President on 10 days notice to each director, either personally or by mail or by telegram; special meetings shall be called by the President or Secretary in like manner and on like notice on the written request of a majority of the directors in office.

	Section 4.   Quorum:   A majority of the total number of
directors shall constitute
a quorum for the transaction of business.
	Section 5.   Consent in Lieu of Meeting:   Any action
required or permitted to be
taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee. The Board of Directors may hold its meetings, and have an office or offices, outside of this state.

	Section 6.   Conference Telephone:   One or more directors
may participate in a
meeting of the Board, or a committee of the Board or of the stockholders, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other;
participation in this manner shall
constitute presence in person at such meeting.

	Section 7.   Compensation:   Directors as such, shall not
receive any stated salary
for their services, but by resolution of the Board, a fixed sum and expenses of attendance at each regular or special meeting of the Board PROVIDED, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

	Section 8.   Removal:   Any director or the entire Board of
Directors may be
removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that when cumulative voting is permitted, if less than the entire Board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors, or, if there be classes of directors, at an election of the class of directors of which he is a part.
ARTICLE V - OFFICERS

	Section 1. The executive officers of the corporation shall be chosen by the directors and shall be a President, Secretary and Treasurer. The
Board of Directors may
also choose a Chairman, one or more Vice Presidents and such other officers as it shall deem necessary. Any number of offices may be held by the same person.

	Section 2.   Salaries:   Salaries of all officers and agents
of the corporation shall be
fixed by the Board of Directors.

	Section 3.   Term of Office:   The officers of the
corporation shall hold office for
one year and until their successors are chosen and have qualified. Any officer or agent elected or appointed by the Board may be removed by the Board of Directors whenever in its judgment the best interest of the corporation will be served thereby.

	Section 4.   President:   The President shall be the chief
executive officer of the
corporation; he shall preside at all meetings of the stockholders and directors; he shall have general and active management of the business of the corporation, shall see that all orders and resolutions of the Board are carried into effect, subject, however, to the right of the directors to delegate any specific powers, except such as may be by statute exclusively conferred on the President, to any other officer or officers of the corporation.
He shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation. He shall be EX-OFFICIO a member of all committees, and shall have the general power and duties of supervision and management usually vested in the office of President of a corporation.

	Section 5.   Secretary:   The Secretary shall attend all
sessions of the Board and all
meetings of the stockholders and act as clerk thereof, and record all the votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties for all committees of the Board of Directors when required.
He shall give, or cause to be given, notice of all meetings of the stockholders and of the
Board of Directors, and shall perform such other duties as may be prescribed by the
Board of Directors or President, and under whose supervision he shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.

	Section 6.   Treasurer:   The Treasurer shall have custody
of the corporate funds
and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation, and shall keep the moneys of the corporation in separate account to the credit of the corporation. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.

ARTICLE VI - VACANCIES

	Section 1. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise, shall be filled by the Board of Directors. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although not less than a quorum, or by a sole remaining director. If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of stockholder, may call a special meeting of stockholders in accordance with the provisions of these By-Laws.

	Section 2.   Resignations Effective at Future Date:   When
one or more directors
shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

ARTICLE VII - CORPORATE RECORDS

	Section 1. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in this state or at its principal place of business.

ARTICLE VIII - STOCK CERTIFICATES, DIVIDENDS, ETC.

	Section 1. The stock certificates of the corporation shall be numbered and registered in the share ledger and transfer books of the corporation as they are issued.
They shall bear the corporate seal and shall be signed by the person authorized to sign stock certificates.

	Section 2.   Transfers:   Transfers of shares shall be made
on the books of the
corporation upon surrender of the certificates therefor, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing.
No transfer shall be made
which is inconsistent with law.

	Section 3.   Lost Certificate:   The corporation may issue a
new certificate of stock
in the place of any certificate theretofore signed by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative to give the corporation a bond sufficient to indeminify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

	Section 4.   Record Date:   In order that the corporation
may determine the
stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or the express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

	If no record date is fixed:

(a) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed.

(c) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(d) A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

	Section 5.   Dividends:   The Board of Directors may declare
and pay dividends
upon the outstanding shares of the corporation from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by the statute and the Certificate of Incorporation.

	Section 6.   Reserves:   Before payment of any dividend
there may be set aside out
of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

ARTICLE IX - MISCELLANEOUS PROVISIONS

	Section 1.   Checks:   All checks or demands for money and
notes of the
corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

	Section 2.   Fiscal Year:   The fiscal year shall begin on
the first day of January.

	Section 3.   Notice:   Whenever written notice is required
to be given to any
person, it may be given to such person, either personally or by sending a copy thereof through the mail, or by telegram, charges prepaid, to his address appearing on the books of the corporation, or supplied by him to the corporation for the purpose of notice. If the notice is sent by mail or by telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of stockholders, the general nature of the business to be transacted.

Section 4.   Waiver of Notice:   Whenever any written notice is
required by statute, or by
the Certificate or the By-Laws of this corporation a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stockholders, neither the business to be transacted at nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

	Section 5.   Disallowed Compensation:   Any payments made to
an officer or
employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each such amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owed to the corporation has been recovered.

	Section 6.   Resignations:   Any director or other officer
may resign at anytime,
such resignation to be in writing, and to take effect from the time of its receipt by the corporation, unless some time be fixed in the resignation and then from that date. The acceptance of a resignation shall not be required to make it effective.

ARTICLE X - ANNUAL STATEMENT

	Section 1. The President and Board of Directors shall present at each annual meeting a full and complete statement of the business and affairs of the corporation for the preceding year. Such statement shall be prepared and presented in whatever manner the Board of Directors shall deem advisable and need not be verified by a certified public accountant.
ARTICLE XI - Indemnification of Officers and Directors

          As permitted by the General Corporation Law of the State of Delaware, the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.

ARTICLE XII - MERGERS AND ACQUISITIONS

	Section 1. The Board of Directors has complete authority to execute agreements relating to acquisitions by the Corporation or merger with other corporations or business for cash or through the issuance of additional stock of the Corporation. The Board of Directors are hereby permitted to effect such transactions on behalf of the Corporation without shareholder approval in any and all jurisdictions where this is permitted.

ARTICLE XIII - AMENDMENTS

	Section 1. These By-Laws may be amended or repealed by the vote of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose.






EXHIBIT 3.3 - SPECIMEN STOCK CERTIFICATE


CONTENTS:

State of Incorporation
Name of Company
Number of authorized shares of common stock
Name of Individual Shareholder
Number of shares owned by individual shareholder
Fully paid and non-assessable shares
Date of issuance of certificate
Signature of President
Restrictive transfer legend


Exhibit 10.1 - CONSULTATION AND SUBSCRIPTION AGREEMENT REGARDING

PATHWAY CORP.


THIS CONSULTATION AND
SUBSCRIPTION AGREEMENT ("Agreement") is made and entered into this 17th day of January , 1998, by and between Carol Kaplan (
"Consultant" )and  the Pathway Corp. ( the "Company").



          WHEREAS, the Company requires services of the Consultant, and the Consultant desires to subscribe for the acquisition of stock to be issued by the Company, and the parties have mutually agreed that the consideration for the issuance of such shares shall be for incorporation services and assistance to the Company relating to its formation, determination of an appropriate capital structure, and in developing its business plan.

          NOW, THEREFORE, in consideration of the foregoing, and in consideration of the mutual covenants and promises hereinafter set forth, it is agreed as follows:


1.	Initial  Services.    By execution of this Agreement, the
Consultant
 agrees to provide such services as may be necessary or appropriate to formally establish the corporate entity, and to determining the feasibility of, and completing, the Company's business plan, including, but not limited to, determining the Company's capital needs, establishing an appropriate capital structure, investigating the likelihood of finding a suitable merger or acquisition target and arrange for filing a registration statement for the securities of the Company with the U.S. Securities and exchange Commission; reviewing applicable legal and regulatory restrictions imposed by the Securities and Exchange Commission, the National Association of Securities Dealers, and other governmental or regulatory organizations.

2. Agreement to Serve as Officer and Director. By execution of this Agreement, the Consultant hereby agree to serve as an officer and director of the Company, and in that capacity, to assume responsibility for implementation of the Company's business plan.

3. Consideration. As consideration for the services described herein, upon formation of the Company, the undersigned shall cause the Company to issue and deliver to the Consultant 250,000 common shares, par value $.001,("shares") and the Consultant hereby agrees to accept as full consideration for the services rendered with a stated value of $250.00.


6. Exemption from Registration. The parties hereto intend and agree that this Agreement shall serve as a written compensatory contract which, satisfies the requirements of Rule 701 adopted by the Securities and Exchange Commission under the Securities Act of 1933, as amended. Accordingly, it is the intent of the parties that the exemption from registration provided by Rule 701 shall be applicable to the issuance of the shares.

7. Representations and Acknowledgements. The parties hereto make the following representations and acknowledgements:

(a) The Shares shall not, upon issuance, have been registered under the Securities Act of 1933, as amended (the
"Act"), or under any State Blue Sky or securities laws and only the Company can register such securities under the Act or under applicable State Blue Sky or securities laws.

(b) Upon issuance, the Shares shall constitute "restricted securities" as that term is defined in Rule 144 under the Act.

(c) Following issuance, the Shares may not be sold or transferred for value without registration under the Securities Act of 1933, as amended, or under applicable State blue sky or securities laws, or in the absence of an opinion of counsel acceptable to the Company that such registration is not required under such Act or Acts, and it is not anticipated that the Company will, at any time, seek to register the Shares under the Act or under any applicable state blue sky or securities laws.

(d) Following the issuance of the Shares, the Company may, from time to time, make stop transfer notations in the Company's records to assure compliance with the Act and any applicable
State blue sky or securities laws.

(e) In accordance with the foregoing restrictions, the parties hereby agree that a legend substantially to the effect of the following may be placed upon all certificates representing the shares. "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER
OTHER SECURITIES LAWS.  SUCH SECURITIES HAVE BEEN
ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD,
TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS (i)
THEY SHALL HAVE BEEN REGISTERED UNDER THE
SECURITIES ACT OF 1933 AND ANY APPLICABLE STATE
SECURITIES ACT, OR (ii) THE COMPANY SHALL HAVE BEEN
FURNISHED WITH AN OPINION OF COUNSEL, SATISFACTORY
TO COUNSEL FOR THE COMPANY, THAT REGISTRATION IS
NOT REQUIRED UNDER ANY OF SUCH ACTS."

(f) The Consultant is acquiring the Shares upon issuance solely for its own account and not on behalf of any other person.

(g) The Consultant is acquiring the Shares upon issuance for investment purposes and not with the present intent of reselling or otherwise distributing the Shares.

(h) By execution of this Agreement, the Consultant agrees to execute and deliver to the Company, any document, or do any other act or thing, which the Company may reasonably request in connection with the acquisition of the Shares.

8. Assignment. Neither the Consultant, or its heirs, executors, representatives or assigns shall sell, assign, create a security interest in, pledge, or otherwise transfer or encumber the Shares to be issued hereunder, without the express prior written consent of the Company.

9. Delaware Law.. This Agreement shall be governed by, and construed in accordance with the laws of the State of Delaware.

10. Binding Effect. This Agreement shall inure to the benefit of, and be binding upon the parties, and their respective heirs, executors, representatives and permitted assigns.

11. Entire Agreement. This Agreement supersedes all agreements previously made between the parties relating to its subject matter. There are no other understandings or agreements between the parties.

          IN WITNESS WHEREOF, this Consultation and Subscription
Agreement has been executed as of the day and year first above written.


 By: /s/ Carol Kaplan			           		by: /s/ Carol Kaplan
          consultant                   								President






_____________________________________________________




Exhibit 10.2 - CONSULTATION AND SUBSCRIPTION AGREEMENT REGARDING

PATHWAY CORP.


THIS CONSULTATION AND
SUBSCRIPTION AGREEMENT ("Agreement") is made and entered into this 1st day of August, 1999, by and between Robert Scher (
"Consultant" ) and  the Pathway Corp. ( the "Company").

 WHEREAS, the Company requires services of the Consultant, and the Consultant desires to subscribe for the acquisition of stock to be issued by the Company, and the parties have mutually agreed that the consideration for the issuance of such shares shall be for assistance to the Company relating to its formation, determination of an appropriate capital structure, and in developing its business plan.

          NOW, THEREFORE, in consideration of the foregoing, and in consideration of the mutual covenants and promises hereinafter set forth, it is agreed as follows:


1.	Initial  Services.    By execution of this Agreement, the
Consultant
 agrees to provide such services as may be necessary or appropriate to determining the feasibility of, and completing, the Company's business plan, including, but not limited to, determining the Company's capital needs, establishing an appropriate capital structure, investigating the likelihood of finding a suitable merger or acquisition target and arrange for filing a registration statement for the securities of the Company with the U.S. Securities and exchange Commission; reviewing applicable legal and regulatory restrictions imposed by the Securities and Exchange Commission, the National Association of Securities Dealers, and other governmental or regulatory organizations.

2. Agreement to Serve as Officer and Director. By execution of this Agreement, the Consultant hereby agree to serve as an officer and director of the Company, and in that capacity, to assume responsibility for implementation of the Company's business plan.

3. Consideration. As consideration for the services described herein, upon formation of the Company, the undersigned shall cause the Company to issue and deliver to the Consultant 5,000 common shares, par value $.001,("shares") and the Consultant hereby agrees to accept as full consideration for the services rendered, and his cash payment of $200.00.


6. Exemption from Registration. The parties hereto intend and agree that this Agreement shall serve as a written compensatory contract which, satisfies the requirements of Rule 701 adopted by the Securities and Exchange Commission under the Securities Act of 1933, as amended. Accordingly, it is the intent of the parties that the exemption from registration provided by Rule 701 shall be applicable to the issuance of the shares.

7. Representations and Acknowledgements. The parties hereto make the following representations and acknowledgements:

(a) The Shares shall not, upon issuance, have been registered under the Securities Act of 1933, as amended (the
"Act"), or under any State Blue Sky or securities laws and only the Company can register such securities under the Act or under applicable State Blue Sky or securities laws.

(b) Upon issuance, the Shares shall constitute "restricted securities" as that term is defined in Rule 144 under the Act.

(c) Following issuance, the Shares may not be sold or transferred for value without registration under the Securities Act of 1933, as amended, or under applicable State blue sky or securities laws, or in the absence of an opinion of counsel acceptable to the Company that such registration is not required under such Act or Acts, and it is not anticipated that the Company will, at any time, seek to register the Shares under the Act or under any applicable state blue sky or securities laws.

(d) Following the issuance of the Shares, the Company may, from time to time, make stop transfer notations in the Company's records to assure compliance with the Act and any applicable
State blue sky or securities laws.

(e) In accordance with the foregoing restrictions, the parties hereby agree that a legend substantially to the effect of the following may be placed upon all certificates representing the shares. "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR UNDER
OTHER SECURITIES LAWS.  SUCH SECURITIES HAVE BEEN
ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD,
TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS (i)
THEY SHALL HAVE BEEN REGISTERED UNDER THE
SECURITIES ACT OF 1933 AND ANY APPLICABLE STATE
SECURITIES ACT, OR (ii) THE COMPANY SHALL HAVE BEEN
FURNISHED WITH AN OPINION OF COUNSEL, SATISFACTORY
TO COUNSEL FOR THE COMPANY, THAT REGISTRATION IS
NOT REQUIRED UNDER ANY OF SUCH ACTS."

(f) The Consultant is acquiring the Shares upon issuance solely for its own account and not on behalf of any other person.

(g) The Consultant is acquiring the Shares upon issuance for investment purposes and not with the present intent of reselling or otherwise distributing the Shares.

(h) By execution of this Agreement, the Consultant agrees to execute and deliver to the Company, any document, or do any other act or thing, which the Company may reasonably request in connection with the acquisition of the Shares.

8. Assignment. Neither the Consultant, or its heirs, executors, representatives or assigns shall sell, assign, create a security interest in, pledge, or otherwise transfer or encumber the Shares to be issued hereunder, without the express prior written consent of the Company.

9. Delaware Law.. This Agreement shall be governed by, and construed in accordance with the laws of the State of Delaware.

10. Binding Effect. This Agreement shall inure to the benefit of, and be binding upon the parties, and their respective heirs, executors, representatives and permitted assigns.

11. Entire Agreement. This Agreement supersedes all agreements previously made between the parties relating to its subject matter. There are no other understandings or agreements between the parties.

          IN WITNESS WHEREOF, this Consultation and Subscription
Agreement has been executed as of the day and year first above written.


 By: /s/ Robert Scher        	by: /s/ Carol Kaplan
					  		consultant                   	President






_____________________________________________________